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                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                              FORM 8-A/A

           FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
               PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                    SECURITIES EXCHANGE ACT OF 1934

                            AMENDMENT NO. 1

                         CINCINNATI BELL INC.
        (Exact name of registrant as specified in its charter)


            OHIO                                     31-1056105
 (State of incorporation                           (IRS Employer
    or organization)                             Identification No.)

       201 East Fourth Street                         45201-2301
         Cincinnati, Ohio                             (Zip Code)
(address of principal executive offices)


Securities to be registered pursuant to Section 12(b) of the Act:



       Title of each Class                    Name of each exchange on which
       to be so registered                    each class is to be registered

      Rights to Purchase Series A             New York Stock Exchange
           Preferred Stock                    Cincinnati Stock Exchange



     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

     Securities Act registration statement file number to which this form relates:

         ...............(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

                                 None
                           (Title of Class)




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Item 1.  Description of Registrant's Securities to be Registered.

        On July 20, 1999, Cincinnati Bell Inc. (the "Company"), Ivory Merger Inc. ("Merger Sub") and IXC Communications, Inc. ("IXC") entered into an Agreement and Plan of Merger dated as of July 20, 1999 (the "Merger Agreement"), providing, among other things, for the merger of Merger Sub with and into IXC (the "Merger"). As a condition to IXC's willingness to enter into the Merger Agreement, the Company entered into a Stock Option Agreement dated as of July 20, 1999 (the "Stock Option Agreement"), whereby the Company granted IXC an irrevocable option to purchase up to 27,420,757 shares of common stock, par value $0.01 per share (the "Common Stock"), of the Company.

        On July 20, 1999, in connection with the Merger Agreement and the Stock Option Agreement, the Company executed Amendment No. 1 (the "Rights Amendment") to the Rights Agreement dated as of April 29, 1997 (the "Rights Agreement"), between the Company and the Fifth Third Bank, as the Rights Agent. The Rights Amendment provides that: (i) neither IXC nor any of its Affiliates or Associates shall be deemed to be the Beneficial Owner or to have Beneficial Ownership of any shares of Common Stock subject to the Stock Option Agreement; (ii) neither IXC nor any of its Affiliates or Associates shall be deemed to be an Acquiring Person by the reason of the approval, execution, delivery or performance of the Merger Agreement or the Stock Option Agreement or the consummation of the transactions contemplated by the Merger Agreement or the Stock Option Agreement; and (iii) a Distribution Date shall not be deemed to have occurred solely as the result of the approval, execution, delivery or performance of the Merger Agreement or the Stock Option Agreement or the consummation of the transactions contemplated by the Merger Agreement or the Stock Option Agreement. Capitalized terms used but not defined herein have the meaning set forth in the Rights Agreement. A summary of the Rights as amended follows.

                               SUMMARY OF RIGHTS

        On March 3, 1997, the Board of Directors of the Company declared a dividend distribution of one right ("Right") on each of the Company's outstanding shares of Common Stock to holders of record of the Common Stock at the close of business on May 2, 1997 (the "Record Date"). One Right also will be distributed for each share of Common Stock issued after May 2, 1997, until the Distribution Date (which is described in the next paragraph). Each Right entitles the registered holder to purchase from the Company a unit ("Unit") consisting of one one-hundredth of a Series A Preferred Share of the Company (the "Preferred Stock") at a purchase price of $125 per Unit, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in the Rights Agreement.

        Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the shares of Common Stock and a "Distribution Date" will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock and (ii) 10 business days following the commencement of a tender offer or exchange offer that would if consummated result in a person or group beneficially owning 15% or more of the outstanding shares of Common Stock.

        Notwithstanding the foregoing, none of IXC nor its Affiliates or Associates shall be deemed to (i) have Beneficial Ownership or be the Beneficial Owner of any shares of Common Stock subject to the Stock Option Agreement or (ii) be an Acquiring Person by the reason of the approval, execution, delivery or performance of the Merger Agreement or the Stock Option Agreement or the consummation of the transactions contemplated by the Merger Agreement or the Stock Option Agreement; and no Distribution Date shall be deemed to have occurred solely as a result of the approval, execution, delivery or performance of the Merger Agreement or the Stock Option Agreement or the consummation of the transactions contemplated by the Merger Agreement or the Stock Option Agreement.

        Until the Distribution Date (i) the Rights will be evidenced by Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after May 2, 1997 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for outstanding shares of Common

Stock will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate.

        The Rights are not exercisable until the Distribution Date and will expire at the close of business on May 2, 2007, unless earlier redeemed by the Company as described below.

        As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the shares of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except for certain issuances in connection with outstanding options and convertible securities and as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

        If a person becomes the beneficial owner of 15% or more of shares of Common Stock ("Flip-In Event"), each holder of a Right will have the right to receive, upon exercise, shares of Common Stock having a value equal to two times the exercise price (Purchase Price) of the Right. Moreover, the Rights will not be exercisable until the Rights are no longer redeemable as described below. If the Company does not have enough authorized shares of Common Stock to satisfy the exercise of the Rights, the Company will be required to substitute value in the form of cash, property, debt or equity securities, or a reduction of the Purchase Price, or any combination of the foregoing, in an aggregate amount equal to the value of the shares of Common Stock which would otherwise be issuable. In addition, the Company may provide that, in lieu of payment of any exercise price by holders of the Rights, the Company will issue to such holders securities equal to the value of the spread between the exercise price and the value of the shares of Common Stock. The Acquiring Person would not be permitted to exercise any Rights and any Rights held by such person (or certain transferees of such person) will be null and void and non-transferable.

        For example, at an exercise price of $125 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Flip-In Event would entitle its holder to purchase $250 worth of shares of Common Stock (or other consideration, as noted above) for $125. Assuming that the shares of Common Stock had a per share value of $25 at such time, the holder of each valid Right would be entitled to purchase ten shares of Common Stock for $125. Alternatively, at the discretion of the Board of Directors, each Right following a Flip-In Event, without payment of the exercise price, would entitle its holder to shares of Common Stock (or other consideration, as noted above) with a value of $125.

        If, following the Distribution Date, the Company is acquired in certain specified mergers or other business combinations (i.e., the Company does not survive or its shares of Common Stock are changed or exchanged), or 50% or more of its assets or earning power (on a consolidated basis) are sold or transferred in one transaction or a series of related transactions ("Flip-Over Events"), each Right becomes a Right to acquire shares of common stock of the other party to the transaction (or its ultimate parent in certain circumstances) having a value equal to two times the Purchase Price. As an enforcement mechanism, the Rights Agreement prohibits the Company from entering into any such transaction unless the other party agrees to comply with the provisions of the Rights.

        The Purchase Price payable and the number of Units of Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the shares of Preferred Stock, (ii) if holders of shares of Preferred Stock are granted certain rights or warrants to subscribe for shares of Preferred Stock or convertible securities at less than the current market price of shares of Preferred Stock or (iii) upon the distribution to holders of shares of Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

        With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

        In general, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right, at any time prior to a Flip-In Event. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for shares of Common Stock (or other consideration) of the Company or for shares of common stock of the acquiring company as set forth above.

        As long as the Rights are redeemable, the Company may amend any provision of the Rights Agreement in any respect without the approval of the holders of the Rights. At any time when the Rights are no longer redeemable, the Company may amend the Rights Agreement without the approval of the holders of the Rights in order to cure any ambiguity, correct or supplement any provision which may be defective or inconsistent with any other provision, shorten or lengthen any time period, or change or supplement the provisions in any manner in which the Company may deem necessary or desirable; provided that no such supplement or amendment shall adversely affect the interests of the holders of the Rights, and no such amendment may cause the Rights again to become redeemable or cause the Rights Agreement again to become amendable other than in accordance with the terms of the original Rights Agreement.

        This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.


Item 2.  Exhibits.

          *1. Amendment No. 1 to the Rights Agreement dated as of July 20, 1999, between the Company and The Fifth Third Bank.

          2. Rights Agreement dated as of April 29, 1997, between the Company and The Fifth Third Bank which includes the form of Certificate of Amendment to the Amended Articles of Incorporation of the Company as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C (incorporated by reference to
               Exhibit 4.1 to the Company's Registration Statement on Form 8-A filed on May 1, 1997).


*  Filed Herewith


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                                   SIGNATURE



        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  August 6, 1999


                                 CINCINNATI BELL INC.

                                 By:
                                    /s/ Thomas E. Taylor
                                    -----------------------------
                                    Name:  Thomas E. Taylor
                                    Title:  General Counsel and Secretary

                               INDEX OF EXHIBITS



Exhibit
Number                                                Description

1. Amendment No. 1 to the Rights Agreement dated as of July 20, 1999, between the Company and The Fifth Third Bank.

2. Rights Agreement dated as of April 29, 1997, between the Company and The Fifth Third Bank which includes the form of Certificate of Amendment to the Amended Articles of Incorporation of the Company as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 8-A filed on May 1, 1997).